June 18, 2025

Kevin Feeley
Chief Financial Officer
GeneDx Holdings Corp.
333 Ludlow Street
North Tower
6th Floor
Stamford, Connecticut 06902

       Re: GeneDx Holdings Corp.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Form 10-Q for Fiscal Quarter Ended March 31, 2025
           File No. 001-39482
Dear Kevin Feeley:

       We have reviewed your filings and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2025
Financial Statements
Note 14. Segment Reporting, page 20

1.     We note that you have identified one reportable segment, GeneDX, and the
CODM
       evaluates segment performance based on revenue and adjusted gross profit. We also note the reported segment revenue of GeneDX is consistent with consolidated revenue for the three months ended March 31, 2025. Please address the following:
           If you have identified a single operating segment, tell us whether it is managed on a consolidated basis or other than consolidated basis, and fully explain how you reached that determination.
           If your single operating segment is managed on a consolidated basis, tell us how you determined adjusted gross profit, and not consolidated net income, is the measure required to be reported. In this regard, if the CODM uses more than one
           measure of a segment   s profit or loss in assessing segment
performance and
 June 18, 2025
Page 2

           deciding how to allocate resources, the measure required to be reported is that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. See ASC 280-10-50-4, ASC
           280-10-50-28A, and ASC 280-10-55-15D.
             If you have identified multiple operating segments that have been aggregated into a single reportable segment, please describe each operating segment and revise your disclosure to indicate that operating segments have been aggregated. See
           ASC 280-10-50-21(a).


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tayyaba Shafique at 202-551-2110 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Tayyaba Shafique